Grady's Cold Brew, Inc.



ANNUAL REPORT

819 Garrison Ave

Bronx, NY 10474

0

gradyscoldbrew.com

This Annual Report is dated May 3, 2022.

BUSINESS

Description of Business
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Grady's Cold Brew, Inc is a privately held coffee company that produces award winning cold brew products (both liquid and dry) under the Grady's Cold Brew trademark. The company was founded in 2011 by Grayson Laird, David Sands, and Kyle Buckley. The company's business model centers on wholesale through the Natural and Conventional Retail Channels, wholesale through the Food Service and Office Channels, and a direct-to-consumer business model that allows consumers home/office delivery and subscription options. All liquid products are currently produced in-house at our brewery in the South Bronx.

Grady's Cold Brew relies on a close partnership with their longtime Brooklyn-based coffee roaster and their specialized local co-packer based in NJ. Grady's also uses a highly efficient network of trusted wholesale distributors (including national distributors Unfi and KeHE), retailers (Whole Foods, Publix, Walmart, Target, etc) and 3rd party online stores such as Amazon, Walmart, and Fresh Direct.

Grady's Cold Brew was previously formed as a New York limited liability company under the name of Kebapolis LLC, but converted to a C-Corporation (Grady's Cold Brew, Inc.) in October

2019 through a statutory merger for the purpose of the StartEngine campaign. Kebapolis LLC has been completely merged into Grady's Cold Brew, Inc. and no longer survives as a separate entity.

Previous Offerings

Previous Offerings
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Name: Class B Membership Units
Type of security sold: Equity
Final amount sold: $1,350,000.00
Number of Securities Sold: 1,350,000
Use of proceeds: Trade Spend (in-store demos, merchandizing, slotting fees); Key Hires (Director of Sales, Regional Sales Reps, Brand Strategist); Working Capital (new product development, production, inventory)
Date: September 26, 2017

Offering exemption relied upon: Section 4(a)(2)
Type of security sold: Convertible Note
Final amount sold: $250,000.00
Use of proceeds: Working Capital
Date: March 19, 2019
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Net revenues increased 9.5% from $5,771,573 in 2020 to $6,319,052 in 2021, and Cost of Good Sold increased 12.9% from $2,632,124 in 2020 to $2,971,977 in 2021, causing a 6.6% increase in gross margin from $3,139,448 in 2020 to $3,347,074 in 2021. The increase in revenues from year to year was mainly due to increased pandemic shopping online and in retail stores. Increases in cost of goods sold was due to inflation and global supply chain issues.

Net income for the year was $196,021, an increase of $237,008 from 2020. While much of this improvement was driven by pandemic loan forgiveness, we also reduced our interest expense for the year over $60K through careful management of the balance sheet.

Historical results and cash flows:

As of December 31, 2021, the company had cash in back in the amount of $271,677 a 76% increase from cash of $153,557 as of December 31, 2020. The increase in cash is due to a 1.3% increase in account receivables from 381,044 in 2020 to $385,971 in 2021. Company's inventories also went up 15.4% from $300,060 in 2020 to $346,326 in 2021 as a result of an increase in our sales as mentioned above.

Management is hopeful and confident that the company will continue to improve its sales and reduce its costs.

Operationally, we are improving efficiencies by increasing our inventory turn, improving our cash conversion cycle, and introducing new equipment for labor efficiency and production cost-savings.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $271,677.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt
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Creditor: New York Business Development Corporation
Amount Owed: $104,933.00
Interest Rate: prime + 2.75%
Maturity Date: March 26, 2024

Creditor: New York Business Development Corporation
Amount Owed: $79,628.00
Interest Rate: prime + 2.25%
Maturity Date: July 03, 2025

Creditor: New York Business Development Corporation
Amount Owed: $137,629.00
Interest Rate: prime + 2.75%
Maturity Date: July 29, 2026

Creditor: Empire State Certified Development Corporation

Amount Owed: $135,036.00
Interest Rate: prime + 2.75%
Maturity Date: July 29, 2026

Creditor: Small Business Association (SBA)
Amount Owed: $158,681
Interest Rate: 3.75%
Maturity Date: May 23, 2050

Creditor: Bank of America
Amount Owed: $375.09
Interest Rate: 13.24%
Maturity Date: January 01, 2050

Creditor: Bank of America
Amount Owed: $381.19
Interest Rate: 13.24%
Maturity Date: January 01, 2050

Creditor: Bank of America
Amount Owed: $1,497.66
Interest Rate: 13.24%
Maturity Date: January 01, 2050

Creditor: American Express
Amount Owed: $14,783.67
Interest Rate: 1.5%
Maturity Date: January 01, 2050

Creditor: American Express
Amount Owed: $2,376.74
Interest Rate: 29.99%
Maturity Date: January 01, 2050

Creditor: Chase Bank
Amount Owed: $435.30
Interest Rate: 17.24%
Maturity Date: January 01, 2050

Creditor: Dwight Funding

Amount Owed: $0
Interest Rate: 13.5%
Maturity Date: December 04, 2022

Revolving Line of Credit As of December 7, 2016, the company entered a revolving line of credit agreement with Dwight Funding LLC for inventory financing. The credit line has a limit of $1,000,000. The interest rate changes periodically and is calculated periodically as the greater of 13.5% or 9% above US Prime Rate as published by the Wall Street Journal.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers
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Name: Grayson M. Laird
Grayson M. Laird's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-Founder, President and CEO
Dates of Service: June 01, 2011 - Present
Responsibilities: Grady sets the vision for the company, leads strategy, R&D, and ensures project execution and alignment with the company's goals. Grady's salary is $100,000/year.

Other business experience in the past three years:
Employer: Evergreen
Title: Board Member
Dates of Service: July 07, 2016 - Present
Responsibilities: Evergreen is a membership organization that champions manufacturing, creative production, and industrial service businesses in North Brooklyn and beyond. We connect businesses with resources and opportunities to help create and maintain high quality jobs at all skill levels.

Name: David J. Sands
David J. Sands's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Co-founder/Director of Sales
Dates of Service: September 15, 2011 - Present
Responsibilities: Dave leads our sales strategy, is the liaison on key retail accounts, is in charge of social media, and is the Grady's brand ambassador for outside collaborations/media. Dave's salary is $100,000/year.

Position: Secretary
Dates of Service: October 11, 2019 - Present
Responsibilities: Dave ensures all rules and bylaws of the organization are adhered to by the board during meetings and the implementation of board decisions. He is also in charge of all of

the records and documentation for the organization.

Name: Kyle Buckley
Kyle Buckley's current primary role is with Pack Labs. Kyle Buckley currently services 1-5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director/Co-founder
Dates of Service: December 01, 2011 - Present
Responsibilities: Kyle's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:
Employer: Pack Labs
Title: Cofounder/CEO
Dates of Service: July 01, 2019 - Present
Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Name: Michael McNamara
Michael McNamara's current primary role is with Lancium. Michael McNamara currently services 1-5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: July 17, 2013 - Present
Responsibilities: Michael's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

Employer: Lancium
Title: Co-founder/CEO
Dates of Service: October 01, 2017 - Present
Responsibilities: Communicating with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission.

Other business experience in the past three years:

Employer: Certified Holdings, LLC
Title: Chairman
Dates of Service: April 01, 2016 - Present
Responsibilities: To ensure that the board is effective in its task of setting and implementing the company's direction and strategy.

Name: Tim Boggs

Tim Boggs's current primary role is with Cadian Capital Management. Tim Boggs currently services 1-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June 15, 2017 - Present

Responsibilities: Tim's key purpose is to ensure the company's prosperity by collectively directing the company's affairs, whilst meeting the appropriate interests of its shareholders and stakeholders.

Other business experience in the past three years:

Employer: Cadian Capital Management

Title: Head of Business Development & Investor Relations

Dates of Service: September 01, 2015 - Present

Responsibilities: In charge of Business Development and communicating, on behalf of the company, with investors.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders

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Title of class: Class A Common Stock

Stockholder Name: Grayson Laird

Amount and nature of Beneficial ownership: 4,240,800

Percent of class: 56.18

RELATED PARTY TRANSACTIONS

Related Party Transactions

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Name of Entity: Grayson Laird

Relationship to Company: Officer

Nature / amount of interest in the transaction: On December 19, 2018, the Company received $30,000 one of its founding members' Grady Laird, as advance for Convertible Note that was issued on March 9, 2019. All outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020, the outstanding balance of this loan is $30,000 and $2,899.34 in accrued interest.

Material Terms: · 10% interest rate · 20% discount rate · 8/31/2020 maturity date · The outstanding principal and accrued interest on the Notes are convertible into Class B Shares at $0.50 per share. · Upon an event of Acquisition, the holder of the Note shall receive the greater of (i) the amount equal to the outstanding principal and accrued interest, or (ii) the amount the holder would have received if the Note was converted immediately prior to the Acquisition. · Acquisition: An "Acquisition" shall mean the closing of: (w) a firm underwritten initial public offering of the Company's securities; (x) the sale, license, conveyance or disposition of all or substantially all of the assets of the Company; (y) the effectuation by the Company of a transaction or series of related transactions in which any Person (as defined below) becomes the beneficial owner of a majority of the voting power of the Company's shareholders, or (z) the consolidation, merger or other business combination of the Company with or into any other Person or Persons where shareholders of the Company immediately prior to the merger or consolidation do not hold a majority of the voting power of the survivor of the merger or consolidation , provided, however, an Acquisition shall not include any transaction where the Company's capital stock are sold or otherwise issued as part of an equity financing of the Company. · The Notes are senior to any new debt.

Name of Entity: Current Lender
Relationship to Company: Certain Lender
Nature / amount of interest in the transaction: On March 19, 2019, the Company issued a convertible promissory note to a certain lender in the amount of $220,000.

Material Terms: The loan has a 10% rate and all outstanding and unpaid principal and accrued interest shall be due on August 31, 2020. As of today, April 3, 2020 ,the outstanding balance of this loan is $220,000 and $21,266.43 in accrued interest.

OUR SECURITIES

Class A Common Stock
The amount of security authorized is 5,000,000 with a total of 4,240,800 outstanding.
Voting Rights: 2 votes per share
Material Rights: There are no material rights associated with Class A Common Stock.

Class B Common Stock
The amount of security authorized is 9,000,000 with a total of 7,410,504 outstanding.
Voting Rights: 1 vote per share
Material Rights: There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 3, 2022.

Grady's Cold Brew, Inc.

By   /s/ *Grayson M. Laird*

Name: <u>Grady's Cold Brew, Inc.</u>

Title: CEO, Grady's Cold Brew, Inc.

Exhibit A

FINANCIAL STATEMENTS

I, Grayson M. Laird, the Chief Executive Officer of Grady's Cold Brew Inc., hereby certify that the financial statements of Grady's Cold Brew Inc., and notes thereto for the periods ending December 31, 2021 and December 31, 2020 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $3,213,251; taxable income of -$-20,655 and total tax of $0.

Grady's Cold Brew, Inc. has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/21/2022.



CEO, Grady's Cold Brew, Inc.

4/21/2022

GRADY'S COLD BREW INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2021 AND DECEMBER 31, 2020

GRADY'S COLD BREW INC
Index to Financial Statements
(unaudited)

GRADY'S COLD BREW INC
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

	December 31, 2021	December 31, 2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	271,677	153,557
Account Receivable	385,971	381,044
Inventories	346,326	300,060
Prepaid and other Current Assets	23,608	53,679
Total Current Assets	1,027,582	888,340
Fixed Assets		
Property and equipment, net	340,098	361,855
Intangible assets, net	14,017	14,017
Other assets	72,101	120,173
Total Non Current Assets	426,216	496,045
TOTAL ASSETS	$ 1,453,798	$ 1,384,385
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	192,528	135,480
Convertible note		-
Credit Cards	8,225	135,335
Note payable-Current portion	152,024	157,024
Loan Payable-Current portion	5,289	156,000
Other Current Liabilities	105,250	167,877
Total Current Liabilities	463,317	751,715
Non-Current Liabilities		
Loans payable	153,392	52,001
Note payable	305,203	569,658
Total Non-Current Liabilities	458,595	621,659
Total Liabilities	921,912	1,373,374
Equity		
Members equity		
Common Stock- Class A	584,046	584,046
Common Stock- Class B	2,646,084	2,306,471
Equity issuance cost	(32,027)	(17,269)
Retained Earnings/(Accumulated deficit)	(2,862,237)	(2,821,250)
Net Income	196,021	(40,987)
Total stockholders' equity	531,886	11,011
TOTAL LIABILITIES & EQUITY	$ 1,453,798	$ 1,384,385

4

GRADY'S COLD BREW INC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

	December 31, 2021	December 31, 2020
Revenue	$ 6,319,052	$ 5,771,573
Cost of Goods Sold	2,971,977	2,632,124
Gross Margin	3,347,074	3,139,448
Expenses		
Advertising and Marketing	562,493	596,701
General and Administrative Expenses	2,725,904	2,559,366
Total Expense	3,288,397	3,156,068
Operating Income/(Loss)	58,677	(16,619)
Non Operating Expenses		
Interest Expense		(102,418)
Other (Loss)/Income	137,343	78,050
Total Other Income (Expense)	196,021	(40,987)
Provision/Benefit for income taxes	-	-
Net income/(Loss) attributable to noncontrolling interest		-
Net income/(Loss)	$ 196,021	$ (40,987)

GRADY'S COLD BREW INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)

	Common stock- Class A		Common Stock- Class B		Equity Issuance Cost	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance- December 31, 2019	4,240,800	$ 584,046	6,079,200	$ 1,409,559	0	$ (2,821,250)	$ (827,644)
Issuance of shares			1,281,530	896,912	(17,269)	-	879,643
Net income (loss)	-	-	-	-	-	(40,987)	(40,987)
Balance at December 31, 2020	**4,240,800**	**584,046**	**7,360,730**	**2,306,471**	**(17,269)**	**(2,862,237)**	**11,011**
Issuance of shares			49,774	339,613	(14,759)	-	324,854
Net income (loss)	-	-	-	-	-	196,021	196,021
Balance at December 31, 2021	**4,240,800**	**$ 584,046**	**7,410,504**	**$ 2,646,084**	**$ (32,027)**	**$ (2,666,216)**	**$ 531,886**


GRADY'S COLD BREW INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
(unaudited)


	December 31, 2021	December 31, 2020
Cash flows from operating activities		
Net income	$ 196,021	$ (40,987)
Depreciation	53,156	67,949
Amortization of intangibles	-	-
Bad debt expense		
Total Adjustments to reconcile Net Cash Provided By Operations:		
Accounts receivable	(4,927)	(1,259)
Inventory	(46,266)	(83,365)
Prepaid expenses and other current assets	30,071	(43,383)
Accounts payable and accrued expenses	57,049	(212,635)
Credit Cards	(127,110)	(90,465)
Other current liabilities	(62,626)	124,347
Net Cash Provided By Operating Activities:	**95,367**	**(279,799)**
Cash flows from Investing Activities		
Purchases of property and equipment	(31,399)	(19,806)
Purchases of intangible assets		-
Other assets	48,072	(75,603)
Net Cash used in investing activities	**16,673**	**(19,806)**
Cash flows from Financing activities		
Loan Payable	(49,319)	208,001
Convertible Notes	-	(269,997)
Short term loan	-	(214,000)
Revolving loan	-	(226,400)
Note Payable	(269,455)	44,710
Contribution/(Distribution)	324,854	879,643
Net cash received from financing activities	**6,080**	**(502,396)**
Net (decrease) increase in cash, cash equivalents and resttricted cash	118,120	47,436
Cash, cash equivalents and restricted cash at beginning of period	153,557	106,121
Cash and cash equivalents at end of period	**$ 271,677**	**$ 153,557**

NOTE 1 – NATURE OF OPERATIONS

Grady's Cold Brew Inc. was previously formed as Kebapolis LLC dba Grady's Cold Brew LLC on June 07, 2011, in the state of New York. The company converted to a C Corporation, Kebapolis Inc, on October 11, 2019 in the state of New York. The financial statements of Kebapolis LLC dba Grady's Cold Brew, Inc., (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bronx, New York.

We are a New Orleans–style cold brew that started as a bottled concentrate in 2011, now available in ready to drink, and brew-it-yourself interpretations. Our products are roasted, blended, and brewed in NYC. We cold brew a special blend of coffee, chicory, and spices for twelnty hours, resulting in a velvety-smooth cup with every pour.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash

equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable
Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and December 31, 2020, accounts receivable were $385,971 and $381,044, respectively.

Inventories
Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the average cost method. The company inventory was in the amount of $346,326 and $300,060 respectively as of December 31, 2021 and 2020 respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.
Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Furniture and Equipment	3-5 years
Computers & Data Equipment	3 years
Vehicles	3 years
Production M&E	3 years
Warehouse M&E	3 years
Leasehold Improvements	3 years

As of December 31, 2021, and 2020, property and equipment were in the amount of $340,098 and $361,855, respectively.

Intangible Assets

The Company capitalizes its trademarks, which includes filing and related attorney fees. Trademark costs are indefinitely lived. As of December 31, 2021, and 2020, intangible assets were in the amount of $14,017 and $14,017, respectively.

Revenue Recognition
The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues primarily from the sale of its cold brew that is roasted, blended, and brewed in New York City.

Income Taxes
Grady's Cold Brew Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 5 – DEBT

SBA Loans

The company received several loans from the U.S Small Business Administration (SBA).

On November 26, 2013, the Company received a loan in the amount of $415,000 from the SBA's New York Business Development Corporation. The loan carries an interest rate of Prime plus 2.75% and matures on March 26, 2024. The total outstanding balances as of December 31, 2021, and December 31, 2020, were $104,933 and $149,358, respectively.

On March 3, 2015, the Company received a second loan from the SBA's New York Business Development Corporation in the amount of $200,000. The loan carries an interest rate of Prime plus 2.25% and matures on July 3, 2025. The total outstanding balances as of December 31, 2021, and December 31, 2020, were $79,628 and $99,799, respectively.

On March 29, 2016, the Company received a third loan from the SBA's New York Business Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. The total outstanding balances as of December 31, 2021, and December 31, 2020, were $137,629 and $163,775, respectively.

On March 29, 2016, the Company received a loan from the SBA's Empire State Certified Development Corporation in the amount of $250,000. The loan carries an interest rate of Prime plus 2.75% and matures on July 29, 2026. The total outstanding balances as of December 31, 2021, and December 31, 2020, were $135,036 and $160,691, respectively.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021		
2022	$	152,024
2023		151,353
2024		99,828
2025		54,022
Thereafter		-
Total	$	457,227

EIDL Loan

On May 23, 2020, the Company received an EIDL loan from the SBA's the amount of $150,000. The loan carries an interest rate of 3.75% and matures on May 23, 2050. The total outstanding balances as of December 31, 2021, and December 31, 2020, were $158,681 and $153,056, respectively.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
The Company's authorized share capital consisted of 14,000,000 of common shares, no par value. Out of total amount of authorized shares, 5,000,000 shares pertain to common shares Class A and 9,000,000 shares pertain to common shares Class B.

As of December 31, 2021, and December 31, 2020, 4,240,800 shares of Class A Common Stock have been issued and outstanding. As of December 31, 2021, and December 31, 2020, 7,410,504 shares and 7,360,730 shares of Class B Common Stock have been issued and are outstanding, respectively.

NOTE 7 – COMMITMENT AND CONTINGENCIES

The company entered rental lease agreements with certain parties. The leases mature in 2021 and 2025. The monthly rent is $12,672 for the first lease, and it matures on August 31, 2025, with an option to extend through 2030. The monthly rent is $5,905 for the second lease, and it matures on December 31, 2021. As of December 31, 2021, the rent expense was in the amount of $198,243.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 8 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through April 1, 2022, which is the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Grayson M. Laird, Principal Executive Officer of Grady's Cold Brew, Inc., hereby certify that the financial statements of Grady's Cold Brew, Inc. included in this Report are true and complete in all material respects.

Grayson M. Laird

CEO, Grady's Cold Brew, Inc.